Exhibit 99.1

FOR IMMEDIATE RELEASE

Editorial Contact
Suresh Panikar
Adaptec, Inc.
(408) 957-2393

Investor Contact
Nicole Noutsios
NMN Advisors
(510) 451-2952

Adaptec Reports First Quarter Fiscal 2009 Results

Company Moves Towards Profitability;
Earnings per Share from Continuing Operations GAAP($0.00) and $0.04 Non-GAAP

MILPITAS, Calif. – July 31, 2008 – Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported its financial results for the first quarter of fiscal 2009, which ended on June 30, 2008.

Net revenues from continuing operations for the Company's first quarter of fiscal 2009 were $31.5 million, compared with $36.1 million for the first quarter of fiscal 2008. Gross margins from continuing operations were 47% for the first quarter of fiscal 2009, compared with 32% for the first quarter of fiscal 2008.

The Company's loss from continuing operations, net of taxes, computed on a generally accepted accounting principles (GAAP) basis, for the first quarter of fiscal 2009 was less than ($0.1) million, or ($0.00) per share, compared with a loss from continuing operations, net of taxes, of ($3.1) million, or ($0.03) per share, for the first quarter of fiscal 2008. GAAP net income for the first quarter of fiscal 2009 was $5.0 million, or $0.04 per share, compared with a net loss of ($3.6) million, or ($0.03) per share, for the first quarter of fiscal 2008. GAAP net income for the first quarter of fiscal 2009 included $5.8 million from the disposal of discontinued operations, net of taxes.

"As our results show, we are making steady progress on streamlining our operating model," said S. "Sundi" Sundaresh, President and CEO of Adaptec. "We continue to execute and successfully launched our Series 2 RAID controllers in the quarter. I am pleased with our product pipeline and we expect to maintain a strong pace of innovation in the future."

Adaptec implemented a restructuring plan, primarily related to a reduction in workforce, to reduce its operating expenses due to a declining revenue base, streamline its operations and better align its resources with its strategic business objectives. The Company began these headcount reductions in the first quarter of fiscal 2009 and anticipates the remaining actions to take place in the second quarter of fiscal 2009. The Company expects to record a total restructuring charge of $3.8 million associated with this plan, of which $1.8 million, related to severance and related benefits, was recorded in the first quarter of fiscal 2009.

Non-GAAP income from continuing operations, net of taxes, for the first quarter of fiscal 2009 was $4.8 million, or $0.04 per share, compared with a non-GAAP loss from continuing operations, net of taxes, of ($5.6) million, or ($0.05) per share, for the first quarter of fiscal 2008. Non-GAAP net income for the first quarter of fiscal 2009 was $4.3 million, or $0.04 per share, compared with a non-GAAP net loss of ($5.9) million, or ($0.05) per share, for the first quarter of fiscal 2008. The non-GAAP results for all the periods presented, including, but not limited to, the first quarters of fiscal 2009 and 2008, as defined below in the section "Use of Non-GAAP Financial Measures," differ from results measured under GAAP as they exclude stock-based compensation expense, amortization of acquisition-related intangible assets, restructuring costs, other charges or gains, and tax differences due to GAAP versus non-GAAP measurements. A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables at the end of this press release.

Conference Call

The Adaptec first quarter fiscal 2009 earnings conference call is scheduled for 1:45 p.m. Pacific Time on July 31, 2008. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through August 14, 2008 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 4308350.

About Adaptec

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading original equipment manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

Safe Harbor Statement

This news release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include statements regarding Adaptec's expectation that it will complete the remaining actions relating to its restructuring plan during the second quarter of fiscal 2009 and the total anticipated charge it expects to incur related to this restructuring plan, Adaptec's progress with respect to streamlining its operating model and its expectation regarding maintaining a strong pace of innovation in the future. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: if we do not meet our restructuring objectives, we may have to continue to implement additional plans in order to reduce our operating costs; achieving necessary support from the contract manufacturers to which we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Annual Report on Form 10-K/A for the year ended March 31, 2008 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

###

Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
(unaudited)

	Three-Month Period Ended		
	June 30, 2008	March 31, 2008	June 30, 2007
	(in thousands, except per share amounts)		
Net revenues	$ 31,503	$ 35,588	$ 36,102
Cost of revenues	16,821	19,106	24,593
Gross profit	14,682	16,482	11,509
Operating expenses:			
Research and development	5,903	6,824	10,416
Selling, marketing and administrative	9,497	11,682	13,460
Amortization of acquisition-related intangible assets	--	631	643
Restructuring charges	1,837	613	1,526
Other charges (gains)	--	2,205	(5,914)
Total operating expenses	17,237	21,955	20,131
Loss from continuing operations	(2,555)	(5,473)	(8,622)
Interest and other income	5,262	7,979	6,721
Interest expense	(841)	(872)	(1,014)
Income (loss) from continuing operations before income taxes	1,866	1,634	(2,915)
Provision for income taxes	1,913	315	214
Income (loss) from continuing operations, net of taxes	(47)	1,319	(3,129)
Discontinued operations, net of taxes			
Loss from discontinued operations, net of taxes	(734)	(1,398)	(506)
Income from disposal of discontinued operations, net of taxes	5,794	623	--
Income (loss) from discontinued operations, net of taxes	5,060	(775)	(506)
Net income (loss)	$ 5,013	$ 544	$ (3,635)
Income (loss) per common share:			
Basic			
Continuing operations	$ (0.00)	$ 0.01	$ (0.03)
Discontinued operations	$ 0.04	$ (0.01)	$ (0.00)
Net income (loss)	$ 0.04	$ 0.00	$ (0.03)
Diluted			
Continuing operations	$ (0.00)	$ 0.01	$ (0.03)
Discontinued operations	$ 0.04	$ (0.01)	$ (0.00)
Net income (loss)	$ 0.04	$ 0.00	$ (0.03)
Shares used in computing income (loss) per share:			
Basic	119,192	119,163	117,897
Diluted	119,192	119,887	117,897

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides enhance the ability of the investment community to review the Company's results and projections.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense: Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "*Share-Based Payment,*" in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. The Company excludes stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business; the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, and customer relationships that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangible assets in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Restructuring charges and other charges (gains): Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges (gains) primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and gain on sale of long-lived assets. Restructuring charges and other charges (gains) are excluded from non-GAAP financial measures because they are not considered core operating activities. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results. Other charges (gains) are also excluded from non-GAAP financial measures because the occurrence of such costs is infrequent.

Income taxes: Incremental income taxes associated with certain non-GAAP items and a tax provision from certain discrete tax events that occurred during the first quarter of fiscal 2009, related to a pre-acquisition adjustment on a foreign entity.

Adaptec, Inc.
Reconciliation of GAAP to Non-GAAP Operating Results
(unaudited)

	Three-Month Period Ended		
	June 30, 2008	March 31, 2008	June 30, 2007
	(in thousands)		
GAAP income (loss) from continuing operations, net of taxes	$ (47)	$ 1,319	$ (3,129)
Stock-based compensation expense	1,386	1,787	1,444
Amortization of acquisition-related intangible assets	--	631	643
Restructuring charges	1,837	613	1,526
Other charges (gains)	--	2,205	(5,914)
Income taxes	1,617	90	(160)
Non-GAAP income (loss) from continuing operations, net of taxes	$ 4,793	$ 6,645	$ (5,590)
Adjustment for interest expense on 3/4% Convertible Notes, net of taxes	762	743	--
Adjusted Non-GAAP income (loss) from continuing operations, net of taxes - used only to calculate diluted earnings per share	$ 5,555	$ 7,388	$ (5,590)
GAAP net income (loss)	$ 5,013	$ 544	$ (3,635)
Stock-based compensation expense	1,386	1,787	1,444
Amortization of acquisition-related intangible assets	--	631	643
Restructuring charges	1,837	613	1,526
Other charges (gains)	--	2,205	(5,914)
Income taxes	1,617	90	(160)
Loss (income) from discontinued operations, net of taxes	(5,563)	(131)	203
Non-GAAP net income (loss)	$ 4,290	$ 5,739	$ (5,893)
Adjustment for interest expense on 3/4% Convertible Notes, net of taxes	762	743	--
Adjusted Non-GAAP net income (loss) - used only to calculate diluted earnings per share	$ 5,052	$ 6,482	$ (5,893)
Shares used in computing income (loss) per share:			
Basic - GAAP and Non-GAAP	119,192	119,163	117,897
Diluted - GAAP	119,192	119,887	117,897
Employee stock options and other	1,067	--	--
3/4% Convertible Notes	19,224	19,224	--
Diluted - Non-GAAP	139,483	139,111	117,897


Adaptec, Inc.
Summary Balance Sheet and Cash Flow Data
(unaudited)


Balance Sheet Data		As of				
		June 30, 2008		March 31, 2008		June 30, 2007
		(in thousands)				
Cash, cash equivalents and marketable securities	$	631,604	$	626,216	$	591,459
Accounts receivable, net		19,635		23,204		28,337
Inventories		6,147		9,926		24,678
Other intangible assets		--		--		4,837
Other assets		42,437		40,741		57,806
Total assets	$	**699,823**	$	**700,087**	$	**707,117**
Current liabilities	$	30,082	$	31,439	$	56,774
Current portion of convertible notes		225,402		225,321		--
Convertible notes, less current portion and other long-term obligations		17,894		19,231		232,378
Stockholders' equity		426,445		424,096		417,965
Total liabilities and stockholders' equity	$	**699,823**	$	**700,087**	$	**707,117**

Cash Flow Data		Three-Month Period Ended				
		June 30, 2008		March 31, 2008		June 30, 2007
		(in thousands)				
Net income (loss)	$	5,013	$	544	$	(3,635)
Less: Income (loss) from discontinued operations, net of taxes		5,060		(775)		(506)
Income (loss) from continuing operations, net of taxes		(47)		1,319		(3,129)
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by (used in) operations:						
Non-cash P&L items:						
Stock-based compensation		1,386		1,787		1,444
Inventory-related charges		197		411		2,376
Depreciation and amortization		1,316		1,712		3,006
Impairment of long-lived assets		--		2,321		--
Gain on sale of long-lived assets		--		--		(6,735)
Other items		60		368		72
Changes in assets and liabilities		4,644		14,819		(742)
Net cash provided by (used in) operating activities of continuing operations		**7,556**		**22,737**		**(3,708)**
Net cash provided by (used in) operating activities of discontinued operations		**(151)**		**2,776**		**1,665**
Net cash provided by (used in) operating activities	$	**7,405**	$	**25,513**	$	**(2,043)**
Other significant cash flow activities:						
Proceeds from issuance of common stock		3		36		636
Proceeds from sale of long-lived assets		--		--		19,881